UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-35454

Vipshop Holdings Limited

Vipshop Headquarters, 128 Dingxin Road

Haizhu District, Guangzhou 510220

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of Certain Executive Change

Mr. Pengjun Lu, Chief Technology Officer of Vipshop Holdings Limited (NYSE: VIPS) (“Vipshop” or the “Company”), has tendered the resignation from his current position with the Company due to personal reasons, effective July 11, 2022. Concurrent with Mr. Lu’s departure, Mr. Tao Feng has been appointed as the Chief Technology Officer of the Company. Mr. Lu will continue to serve the Company through early August to ensure a smooth transition.

Mr. Tao Feng has extensive experience and insights in data strategy, smart operation and product innovations. Prior to joining the Company, Mr. Feng worked at certain leading TMT companies such as Tencent, Didi Global, Baidu where he served at various leadership roles responsible for technological innovations. Mr. Feng graduated from Peking University where he received his bachelor’s degree in computer science and technology and master’s degree in computer applied technology in July 2007 and July 2010, respectively.

Mr. Eric Shen, Chairman and Chief Executive Officer of Vipshop, stated, “On behalf of our board and the management team, we would like to thank Pengjun for his contribution to Vipshop and wish him all the best in his future personal and career endeavours.” Mr. Eric Shen further commented that “We are delighted to welcome Mr. Tao Feng to our management team. His extensive experience will be a tremendous asset to us as we continue executing our growth strategy and further strengthen our leadership position.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vipshop Holdings Limited

By :	/s/ David Cui
Name:	David Cui
Title:	Chief Financial Officer

Date: July 11, 2022